UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         CYBER MERCHANTS EXCHANGE, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                   23244R 20 7
                           ---------------------------
                                 (CUSIP Number)

                              Kevin K. Leung, Esq.
                             Richardson & Patel LLP
                       10900 Wilshire Boulevard, Suite 500
                          Los Angeles, California 90024
                                 (310) 208-1182
    -------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 16, 2006
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 23244R 20 7
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sau Wan Lui
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a) [__]
                  (b) [__]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)  [__]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
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NUMBER OF                        7         SOLE VOTING POWER
SHARES
BENEFICIALLY                               8,267,763  (1)
OWNED BY          ___________________________________________________________
EACH                             8         SHARED VOTING POWER
REPORTING                                  --
PERSON WITH       ___________________________________________________________
                                 9         SOLE DISPOSITIVE POWER

                                           8,267,763  (1)
                  -----------------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER

                                           --
                  -----------------------------------------------------------

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,267,763(1)

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%  (1)

--------------------------------------------------------------------------------


14       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------

(1) Based on 159,000,745 shares of Cyber's common stock deemed outstanding, including 8,267,763 shares to be issued to Ms. Lui upon full conversion of the 70,833.3334 shares of Cyber's Series A Convertible Preferred Stock held by Ms. Lui.

Item 1.  Security and Issuer.

      This statement relates to the common stock, no par value of Cyber Merchants Exchange, Inc., a California corporation ("Cyber"). The address of Cyber's principal executive office is 5th Floor, QPL Industrial Building, 126-140 Texaco Road, Tsuen Wan, Hong Kong.

Item 2.  Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Ms. Sau Wan Lui ("Ms. Lui"). The person named in this paragraph is sometimes referred to herein as the "Reporting Person".

      (b) Ms. Lui's business address is No.188 Victoria Road, Hong Kong.

      (c) Ms. Lui is presently a private investor. The principal executive office for Ms. Lui is No.188 Victoria Road, Hong Kong.

      (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Ms. Lui is a citizen of Hong Kong.

Item 3.  Source and Amount of Funds and Other Consideration.

      On July 7, 2006, Cyber Merchants Exchange, Inc., a California corporation (the "Registrant" or "Cyber") entered into an agreement to acquire a Hong-Kong based recordable digital versatile disk manufacturing company by executing an Exchange Agreement ("Exchange Agreement") with KI Equity Partners II, LLC, a Delaware limited liability company ("KI Equity"), Prime Fortune Enterprises Limited, an international business company incorporated in the British Virgin Islands ("Prime"), the equity owners of Prime that consist of (a) Prime Corporate Developments Limited ("Prime Corporate"), (b) Kwok Chung and (c) Ms. Lui (collectively, the "Prime Shareholders"), and Hamptons Investment Group Ltd. ("HIG"). Under the terms of the Exchange Agreement, immediately prior to the Closing, HIG was to receive 58.82352 shares of Prime's issued capital shares (the "HIG Shares") as payment for its services as a finder in connection with the Exchange, and Worldwide Gateway Co., Ltd. ("Gateway") was to receive 2,850,000 shares of Cyber's common stock as payment for consulting services Gateway rendered to Cyber in connection with the Exchange. Pursuant to the Exchange Agreement, Cyber was to acquire all of the issued capital shares and equity ownership interests of Prime (the "Prime Shares") from the Prime Shareholders and HIG, in exchange for Cyber issuing 1,000,000 shares of its Series A Convertible Preferred Stock, $0.0001 par value per share, of Cyber ("Series A Preferred Shares") to the Prime Shareholders and HIG (the "Exchange"). On the execution date of the Exchange Agreement, Prime owned all of the equity interest in Infosmart Group Limited, an international business company incorporated in the British Virgin Islands ("Infosmart"), which consisted of one (1) Infosmart issued capital share.

      However, in August 2006 and prior to the closing of the Exchange (the "Closing"), the board of directors of Prime and Infosmart and their respective shareholders decided to re-structure certain shareholdings in Infosmart, so that after the re-structuring, Prime would no longer own 100% of Infosmart's issued capital shares and so that the Prime Shareholders would replace Prime as the direct owners of 100% of the issued capital shares and equity ownership of Infosmart (the "Re-structuring"). As a result of the Re-structuring, the Prime Shareholders became the direct equity owners of 100% of Infosmart's issued capital shares.

      After the Re-structuring, on August 14, 2006, Cyber entered into a First Amendment to the Exchange Agreement (the "Amendment") with KI Equity, Prime, the Prime Shareholders, HIG, Infosmart, and each of the equity owners of Infosmart. Under the terms of the Amendment, the Exchange Agreement was amended so that the term "Company", which was defined in the Exchange Agreement as "Prime Fortune Enterprises Limited, an international business company incorporated in the British Virgin Islands", was changed to be defined instead as "Infosmart Group Limited, an international business company incorporated in the British Virgin Islands" so that all of the obligations, representations, warranties, liabilities and responsibilities of Prime under the Exchange Agreement became the obligations, representations, warranties, liabilities and responsibilities of Infosmart. The parties further agreed and acknowledged that the Infosmart Shareholders (defined below) would replace the Prime Shareholders as the exchanging party to the Exchange Agreement that will transfer and contribute all of their Infosmart Shares to Cyber in exchange for Cyber's issuance to the Infosmart Shareholders of 1,000,000 shares of Cyber's Series A Preferred Shares, and that all of the obligations, representations, warranties, liabilities and responsibilities of the Prime Shareholders under the Exchange Agreement became the obligations, representations, warranties, liabilities and responsibilities of the Infosmart Shareholders.

      As a result of the Amendment: (1) Prime's obligation under the Exchange Agreement to issue capital shares to HIG immediately prior to the Closing was transferred to Infosmart, and thus Infosmart issued 58.82352 Infosmart capital shares to HIG as payment for HIG's services; (2) the capital shares exchanged with Cyber's Series A Preferred Shares pursuant to the Exchange Agreement consisted of 100% of Infosmart issued capital shares (the "Infosmart Shares"),
(2) the holders of 100% of Infosmart's issued capital shares, which immediately prior to the Closing were Prime Corporate, Kwok Chung, Ms. Lui and HIG (collectively referred to as the "Infosmart Shareholders"), transferred their Infosmart Shares to Cyber in exchange for Cyber's issuance of Cyber's Series A Preferred Stock to the Infosmart Shareholders, and (3) Infosmart and the Infosmart Shareholders replaced Prime and the Prime Shareholders as a parties to the Exchange Agreement and assumed all of Prime's and the Prime Shareholders' obligations, representations, warranties, liabilities and responsibilities under the Exchange Agreement.

      The closing of the Exchange occurred on August 16, 2006. At the Closing, Cyber acquired all of the Infosmart Shares from the Infosmart Shareholders, and the Infosmart Shareholders transferred and contributed all of their Infosmart Shares to Cyber. In exchange, Cyber issued 1,000,000 Series A Preferred Shares to the Infosmart Shareholders. Each Series A Preferred Share shall be convertible into 116.721360 shares of Cyber's common stock, subject to adjustments. The Series A Preferred Shares will immediately and automatically be converted into shares of Cyber's common stock (the "Mandatory Conversion") upon the approval by a majority of Cyber's stockholders (voting together on an as-converted-to-common-stock basis), following the Exchange, of an increase in the number of authorized shares of Cyber's common stock from 40,000,000 shares to 300,000,000 shares and a change of Cyber's corporate name (collectively, the "Corporate Actions").

      In connection with the Exchange and as a condition to the Closing of the Exchange, on August 16, 2006, KI Equity, the Infosmart Shareholders, and Gateway entered into a shareholder voting agreement (the "Voting Agreement") to vote their Cyber shares in favor of the Corporate Actions. Pursuant to the Voting Agreement, KI Equity, Gateway and the Infosmart Shareholders also agreed (a) that they will take all such actions so that the number of Cyber's directors shall be seven, (b) to vote in favor of the election of the six Infosmart director designees (which currently includes Po Nei Sze, Chung Kwok and Andrew Chang and three other independent directors to be designated by Infosmart) and KI Equity's one director designee to the Board of Directors of Cyber (collectively the "Director Designees") as set forth in the Voting Agreement, and (c) that they will not vote (or cause a vote) for the removal of the Director Designees from the Board of Directors. The Voting Agreement terminates on the first anniversary of the date of the Voting Agreement.

      The consummation of the Exchange was contingent on a minimum of $7,000,000 (or such lesser amount as mutually agreed to by Infosmart and the placement agent) being subscribed for, and funded into escrow, by certain accredited and institutional investors ("Investors") for the purchase of shares of Series B Convertible Preferred Stock ("Series B Preferred Shares") of Cyber promptly after the closing of the Exchange under terms and conditions approved by Cyber's board of directors immediately following the Exchange (the "Financing"). The closing of the Financing was contingent on the closing of the Exchange, and the Exchange was contingent on the closing of the Financing. The closing of the Financing also occurred on August 16, 2006. Immediately following the Closing, Cyber received gross proceeds of approximately $7.65 million in connection with the Financing from the Investors. Pursuant to Subscription Agreements entered into with these Investors, Cyber sold 1,092,857.143 shares of its Series B Preferred Shares to the Investors at a price per share of $7.00. Each share of Series B Preferred Stock is currently convertible into 26.819924 shares of Cyber's common stock, subject to adjustments. On an as-converted basis, the Series B Preferred Shares would currently convert into 29,310,345 shares of Cyber's common stock.

      The holders of Series B and Series A Preferred Shares are entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each Series A and Series B Preferred Share will carry a number of votes equal to the number of shares of common stock issuable upon conversion based on the then applicable conversion rate. Of the 1,000,000 Series A Preferred Shares issued, 70,833.3334 shares of the Series A Preferred Shares were issued to the Reporting Person, and on an as-converted basis, these shares would currently convert into 8,267,763 shares of Cyber's common stock. A copy of the Exchange Agreement was filed as
Exhibit 2.1 to Cyber's Current Report on Form 8-K filed by the Company on July 12, 2006, and such exhibit is incorporated herein by reference. Copies of the First Amendment to the Exchange Agreement and the Voting Agreement were filed as
Exhibit 2.5 and 2.7, respectively, to the Current Report on Form 8-K filed by the Company on August 24, 2006, and such exhibits are incorporated herein by reference.

Item 4.  Purpose of Transaction.

      The reporting person acquired the shares as a former holder of shares of Infosmart's issued capital shares. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

      Except as set forth in this Schedule 13D including Item 3 above, Ms. Lui currently has no plans or proposals that related to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, Ms. Lui, subject to applicable laws and regulations, reserves the right to formulate plans and proposals that may result in the occurrence of an event set forth in (a) through (j) in Item 4 of the instructions to Schedule 13D.


Item 5.  Interest in Securities of the Company.

      (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

      (b) The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

      (c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in
Item 3.

      (d) None.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information provided in Items 3 and 4 are hereby incorporated by reference. To the best of the knowledge of the Reporting Person, except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships.


Item 7.  Materials to be Filed as Exhibits.

      (1) Exchange Agreement by and among Cyber Merchants Exchange, Inc. ("Cyber"), KI Equity Partners II, LLC ("KI Equity"), Prime Fortune Enterprises Limited ("Prime"), Prime shareholders Prime Corporate Developments Limited ("Prime Corporate"), Kwok Chung and Lui Sau Wan, and Hamptons Investment Group Ltd. ("HIG"), dated July 7, 2006 (Incorporated by reference to Exhibit 2.l of Cyber's Current Report on Form 8-K filed on July 12, 2006).

      (2) First Amendment to the Exchange Agreement by and among Cyber, KI Equity, Prime, the Prime Shareholders, HIG, Infosmart Group Limited ("Infosmart"), and the Infosmart Shareholders, dated August 14, 2006 (Incorporated by reference to Exhibit 2.5 of Cyber's Current Report on Form 8-K filed on August 24, 2006).

      (3) Voting Agreement by and among KI Equity, Worldwide Gateway Co., Ltd, and the Infosmart Shareholders, dated August 16, 2006 (Incorporated by reference to Exhibit 2.7 of Cyber's Current Report on Form 8-K filed on August 24, 2006).



            [The remainder of this page is left blank intentionally.]

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: September 1, 2006                             /s/ Sau Wan Lui
                                                     ---------------------------
                                                     Lui, Sau Wan, an individual